March 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
Mail Stop 4561
100 F STREET, NE
WASHINGTON, D.C. 20549-6010
Attn: Stacie Gorman

Re:     Jesup & Lamont, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 20, 2009
File No. 001-31292

Dear Ms. Gorman:

This letter responds to the Staff’s comment letter dated March 30, 2009 regarding the above-referenced proxy statement filed by Jesup & Lamont, Inc. (“Jesup”).  For ease of reference, your inquiries have been incorporated in this letter and precede our responses.

Compensation of Directors and Officers and Related Matters

1.
We note your response to comment 1 of our letter dated March 17, 2009. We note that you have provided the total compensation for each officer for 2008, but you have not provided disclosure in the other columns.  Please revise to provide all of the disclosure required by Item 8 of Schedule 14A and Item 402 of Regulation S-K for the fiscal year ended December 31, 2008.

We have revised the Summary Compensation table to provide all of the disclosure required by Item 8 of Schedule 14A and Item 402 of Regulation S-K for the fiscal year ended December 31, 2008.

Proposal No. 6

Approval of a Compensation Plan

2.      We note your response to comment 2 of our letter.  In response to our comment, you have provided disclosure regarding the total number of shares to be issued under the plan and the number of persons eligible to participate.  However, you have provided an aggregate number of people currently able to participate rather than the approximate number of people in each class.  Please disclose the class of persons eligible to participate in the plan and the approximate number of persons in each class in accordance with Item 10 of Schedule 14A.

We have revised Proposal No. 6 to include that the classes and approximate number of persons in each class eligible to participate in the plan are as follows: (i) 3 Named Executive Officers; (ii) 5 current executive officers (including Named Executive Officers); (iii) 3 current directors who are not executive officers; and (iv) 168 employees (including all current officers who are not executive officers).

Please direct any questions to Stephen Zelnick at (212) 838-8040, or the undersigned at (212) 838-3317.

Sincerely,

/s/ Quyen Luu

COMPENSATION OF DIRECTORS AND OFFICERS
AND RELATED MATTERS

Executive Compensation

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2008, 2007 and 2006 by our (i) principal executive officer, and (ii) executive officers other than the principal executive officer, whose salaries for the 2008 and 2007 fiscal years as determined by Regulation S-K, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executive Officers"). No other compensation was paid to any such officers, other than the compensation set forth below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (7) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Donald A. Wojnowski Jr.	2008	358,330	—	—	—	—	—	—	358,330
President, CEO &	2007	257,500	382,588	9,366	—	—	—	8,692	658,146
Director (1)	2006	240,000	187,150	—	134,178	—	—	6,947	568,275

James M. Matthew	2008	191,389	—	—	—	—	—	—	191,389
CFO & Secretary (2)	2007	199,992	—	—	162,240	—	—	1,666	363,898
	2006	93,750	19,339	—	66,521	—	—	11,181	190,791

Kevin A. Carreno	2008	202,209	—	—	—	—	—	—	202,209
COO (3)	2007	62,500	—	6,111	6,210	—	—	—	74,821

Stephen J. DeGroat	2008	76,546	—	—	—	—	—	—	76,546
Chairman & CEO of	2007	240,000	799,514	—	441,763	—	—	16,345	1,497,622
Jesup (4)	2006	40,000	—	—	124,483	—	—	2,687	167,170

William F. Moreno	2008	123,475	—	—	30,000	—	—	—	153,475
President of Jesup (5)	2007	231,250	—	—	236,210	—	—	16,556	484,016
	2006	35,000	—	—	67,030	—	—	2,760	104,790

Steven M. Rabinovici	2008	110,471	—	—	—	—	—	—	110,471
Chairman & Director (6)	2007	165,000	40,000	—	—	—	—	6,166	211,166
	2006	120,000	60,772	—	63,144	—	—	2,319	246,235
———————
(1)
Mr. Wojnowski served as Vice President of Business Development from September 1999 through February 2004 and was elected as President in June 2004 and elected Chief Executive Officer in July 2005. The bonus amount for Mr. Wojnowski includes commissions totaling $342,588 and $187,150 for 2007 and 2006 respectively, resulting from trading revenues. All other compensation for Mr. Wojnowski consists of Company paid health care insurance and 401K contribution.

(2)
Mr. Matthew was elected as Chief Financial Officer and Secretary in May 2006. All other compensation for Mr. Matthew consists of Company paid health care insurance and relocation expenses. Mr. Matthew resigned from his position effective December 31, 2008.

(3)	Mr. Carreno joined Jesup in November 2007 and resigned from his position effective October 31, 2008.

(4)
Mr. DeGroat joined Jesup in November 2006 through the acquisition of JLSC. The bonus amount for Mr. DeGroat for 2007 includes commissions totaling $799,514 resulting from investment banking revenues. All other compensation for Mr. DeGroat consists of Company paid health care insurance and car allowance.

(5)	Mr. Moreno joined Jesup in November 2006 through the acquisition of JLSC. All other compensation for Mr. Moreno consists of car allowance.

(6)
Mr. Rabinovici was elected Director of Empire Financial Holding Company pursuant to a stock purchase agreement of March 8, 2005 and took office as Director on May 23, 2005. He was elected Chairman of the Board in July, 2005 and in that position acts in a similar capacity to Jesup’s Chief Executive Officer.

(7)
The amounts in this column reflect the expense recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006, in accordance with FAS 123(R), of outstanding stock options granted as part of the stock option plan, including the effects for which would have been calculated under FAS 123(R) had it been adopted prior to 2007. The amounts reflected for Messrs DeGroat and Moreno were included in the purchase price of JLSC under the purchase accounting method. The assumptions used in calculating these amounts, as well as a description of our stock option plan, are set forth in the Footnotes to our Financial Statements for the year ended December 31, 2007, of our Annual Report on Form 10-KSB. Compensation cost is generally recognized over the vesting period of the award.

PROPOSAL NO. 6

APPROVAL OF A COMPENSATION PLAN TO ENABLE US TO ISSUE SHARES OF OUR COMMON STOCK TO OUR EMPLOYEES OR INDEPENDENT CONSULTANTS AS A PORTION OF THEIR COMPENSATION.

We are seeking stockholder approval of a compensation plan to enable us to issue, from time to time until January 31, 2014, up to an aggregate of 10,000,000 shares of our common stock to certain of our employees or consultants in lieu of cash compensation.  Upon Jesup’s determination before any given fiscal quarter, employees or consultants would be given the option to elect to receive up to 50% of their compensation for the coming quarter in shares of our common stock instead of in cash.  The shares would be issued at the end of each month over the applicable quarter, at a discount of 10% to the prevailing market price of the common stock at the time of issuance, based on the average closing price of the common stock on the first five of the last eight applicable trading days of each month.  The employee or consultant would be required to submit an election for payment in stock before the beginning of the applicable quarter.  If the plan is utilized, the issuance of stock instead of cash would assist us in conserving cash and at the same time to provide our employees or consultants, whose performance will contribute to our long-term success and growth, with the ability to increase their identity of interest with our stockholders by providing the opportunity of stock ownership at a favorable price.  The availability of these shares will also strengthen our ability to attract and retain employees and consultants of high competence.

Assuming approval by our shareholders, Jesup will have the discretion to approve any shares to be offered for sale under the plan. All the issuances would be registered under the Act. Issuance of these shares would increase our outstanding common equity and could be dilutive.

Though stockholder approval of the plan is not required under Florida corporate law, the affirmative vote of a majority of shares of common stock present or represented and entitled to vote at the 2008 Annual Meeting is required as a condition for listing these shares on the NYSE Alternext US.  If approved by our stockholders, the plan will become effective immediately.

Other Information

A new plan benefits table with respect to the shares that would be available under the plan upon approval by our shareholders, as described in the SEC’s proxy rules, is not provided because all sales and issuances to be made under the plan will be discretionary. Furthermore, we do not have any existing obligations or current plans to sell or issue any shares under the plan.  Approximately 176 persons are currently eligible to participate in the plan. The classes and approximate number of persons in each class eligible to participate in the plan are as follows: (i) 3 Named Executive Officers; (ii) 5 current executive officers (including Named Executive Officers); (iii) 3 current directors who are not executive officers; and (iv) 168 employees (including all current officers who are not executive officers).  Therefore, it cannot be determined at this time what sales and issuances, if any, will be made to any person or group of persons under the plan if the plan is approved by our shareholders.  Jesup intends to file a Registration Statement on Form S-8 to cover these shares.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to compensation plans, including individual compensation arrangements, under which our common stock is authorized for issuance. The following table provides information with respect to our 2000 Incentive Compensation Plan and our 2007 Incentive Compensation Plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,835,666	$2.83	3,164,334
Equity compensation plans not approved by security holders	—	—	—
Total	4,835,666	$2.83	3,164,334